UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a correction to Aries Maritime Transport Limited’s (the “Registrant”) Summary unaudited selected cash flow data for the three and nine months ended September 30, 2008, as they were reported by the Registrant in its Report on Form 6-K, filed on November 20,2008, and for the three months ended June 30, 2008, as they were reported by the Registrant in its Report on Form 6-K, filed on November 24, 2008.

Exhibit 1

Aries Maritime Transport Limited (the “Registrant”) hereby reports a correction to its Summary unaudited selected cash flow data for the three and nine months ended September 30, 2008, as they were reported by the Registrant in its Report on Form 6-K, filed on November 20, 2008 (the “Third Quarter Form 6-K”), and for the three months ended June 30, 2008, as they were reported by the Registrant in its Report on Form 6-K, filed on November 24, 2008 (the “Second Quarter Form 6-K”).

These corrections do not affect the Registrant’s unaudited consolidated statements of operations or balance sheets for these periods or its related reconciliations to Adjusted EBITDA that appear in the Third Quarter Form 6-K and the Second Quarter 6-K.  Likewise, they do not affect any items reported for the first quarter of 2008.

The corrections to the unaudited selected cash flow data for the three and nine months ended September 30, 2008, and for the three months ended June 30, 2008, are as follows:

All figures are in thousands of U.S. Dollars

Summary unaudited selected cash flow data for the Nine months ended September 30, 2008	Corrected	Originally Reported	Net Change
Net cash provided by operating activities	3,562	3,215	347
Net cash provided by investing activities	52,616	59,051	(6,435)
Net cash (used in) financing activities	(65,041)	(65,734)	693

Summary unaudited selected cash flow data for the Three months ended September 30, 2008	Corrected	Originally Reported	Net Change
Net cash (used in) operating activities	(2,414)	2,171	(4,585)
Net cash provided by investing activities	1,658	8,093	(6,435)
Net cash provided by financing activities	144	(549)	693

Summary unaudited selected cash flow data for the Three months ended June 30, 2008	Corrected	Originally Reported	Net Change
Net cash provided by operating activities	5,100	5,386	(286)
Net cash provided by investing activities	50,957	60,484	(9,527)
Net cash (used in) financing activities	(65,178)	(65,501)	323

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: February 10, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 964182